SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 6 - K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the date of July 21, 2005


                                YELL FINANCE B.V.
                 (Translation of Registrant's Name Into English)


          QUEENS WALK, OXFORD ROAD, READING, BERKSHIRE RG1 7PT, ENGLAND
                     (Address of Principal Executive Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                        Form 20-F   X        Form 40-F
                                   ---                 ---

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3 - 2(b) under the Securities Exchange Act of 1934.)

                             Yes           No   X
                                  ---          ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b) : 82 - __________.

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                                EXPLANATORY NOTE

On July 15, 2005, Yell Group plc, the parent of the registrant, issued a press release announcing the completion of its acquisition of TransWestern Holdings, L.P. The terms of the acquisition were as disclosed in the Report on Form 6-K that was filed by the registrant on May 18, 2005. A copy of the press release is attached to this report.

                                  EXHIBIT INDEX

Exhibit no.           Description
-----------           -----------

99.1 Press release dated July 15, 2005, regarding the completion by Yell Group of the acquisition of TransWestern Holdings, L.P.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: July 21, 2005


                                      YELL FINANCE B.V.
                                      (Registrant)

                                      By: /s/ John Davis
                                          -----------------------------------
                                          Name: John Davis
                                          Title: Chief Financial Officer